U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)
7120 Hurontario Street, Suite 800, Mississauga, Ontario, Canada L5W 0A9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]
Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]
Yes ☐	No ☒
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
N/A

KINGSWAY FINANCIAL SERVICES INC.
Table of Contents

Item	Description

99.1	News Release dated June 9, 2010 - KFS Capital LLC commences take-over bid for up to 750,000 Units of Kingsway Linked Return of Capital Trust.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: June 9, 2010	By:	/s/ Colin M. Simpson
Colin M. Simpson
President and Chief Executive Officer

	By:	/s/ Daniel Brazier
Daniel Brazier
Chief Financial Officer